(d)(1)(A)(ii)

May 1, 2019

Voya Investors Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2019, we have agreed to waive a portion of the management fee, as set forth in the table below, payable to us under the Investment Management Agreement, dated May 1, 2017, between Voya Investments, LLC and Voya Investors Trust (the “Agreement”), with respect to Voya High Yield Portfolio, VY® Morgan Stanley Global Franchise Portfolio,  VY® T. Rowe Price Equity Income Portfolio,  and VY® Templeton Global Growth Portfolio (each a “Portfolio” and collectively, the “Portfolios”), each a series of Voya Investors Trust, indicated in the table below.  By this letter, we agree to waive that fee for the period from May 1, 2019 through May 1, 2020.

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Series	Waiver (as a percentage of average daily net assets)
Voya High Yield Portfolio	0.015%

VY® Morgan Stanley Global Franchise Portfolio	0.026%

VY® T. Rowe Price Equity Income Portfolio	0.030%

VY® Templeton Global Growth Portfolio(1)	0.018%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

(1)         For this Portfolio, this waiver (the “Waiver”) is “outside” the Portfolio’s expense limit arrangements under a separate expense limitation agreement (the “ELA”).  This means that the Waiver does not reduce the Portfolio’s net operating expense ratio before the ELA is applied. The waiver is deducted after the ELA is applied. However, with respect to any share class of the Portfolio that has a 0.00% expense limit, the Waiver cannot further reduce the 0.00% net expense ratio experienced by shareholders with respect to that share class.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Investors Trust

(on behalf of the Portfolios)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President